UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 60839/ October 20, 2009

ADMINISTRATIVE PROCEEDING
File No. 3-13634

In the Matter of	:
	:
REGEENA RESOURCES, INC. (N/K/A	: ORDER MAKING FINDINGS,
AMERIDIAN VENTURES, INC.),	: REVOKING REGISTRATIONS
REGENCY CAPITAL WEST, INC.,	: BY DEFAULT AS TO SEVEN
REPEATER TECHNOLOGIES, INC.,	: RESPONDENTS, AND STAYING
RESERVE EXPLORATION CO.,	: PROCEEDING AS TO ROAST "N"
THE RESORT AT SUMMERLIN, LP,	: ROLL RESTAURANTS OF THE PAST,
RIMPAC RESOURCES LTD.,	: INC.
RIO VENTURES, INC., AND	:
ROAST "N" ROLL RESTAURANTS OF THE	:
PAST, INC.	:

        The Securities and Exchange Commission (Commission) issued its Order Instituting Proceedings (OIP) on September 29, 2009, pursuant to Section 12(j) of the Securities Exchange Act of 1934 (Exchange Act). A hearing is currently scheduled for October 21, 2009. The Division of Enforcement (Division) has provided evidence that all Respondents were served with the OIP by October 7, 2009. Respondents' Answers were due ten days from the date of service. See 17 C.F.R. § 201.220(b); OIP at 4. No Answers have been received, and the time for filing Answers has expired. On October 20, 2009, the Division informed this Office that Respondent Roast "N" Roll Restaurants of the Past, Inc. (Roast "N" Roll), had submitted a signed Offer of Settlement that it would recommend the Commission accept. The proceeding will be stayed as to Roast "N" Roll pending Commission consideration of its Offer of Settlement.

        The remaining seven Respondents have not made any attempt to defend the proceeding, and, accordingly are in default. See 17 C.F.R. §§ 201.155(a), .220(f). As permitted by Rule 155(a) of the Commission's Rules of Practice, the following allegations of the OIP are deemed to be true as to them.

        Regeena Resources, Inc. (n/k/a Ameridian Ventures, Inc.) (CIK No. 1073910), is a British Columbia corporation located in Vancouver, British Columbia, Canada, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 20-FR registration statement on November 16, 1998, which reported a net loss of $433,680 for the nine months ended June 30, 1998.

Regency Capital West, Inc. (CIK No. 1116774), is an expired Utah corporation located in Irvine, California, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended December 31, 2001.

Repeater Technologies, Inc. (CIK No. 1052246), is a void Delaware corporation located in Sunnyvale, California, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended June 28, 2002, which reported a net loss of over $2.2 million for the prior three months. On October 4, 2002, the company filed a Chapter 7 petition in the U.S. Bankruptcy Court for the Northern District of California, which is still pending. As of September 21, 2009, the company's stock (symbol "RPTR") was traded on the over-the-counter markets.

Reserve Exploration Co. (CIK No. 353576) is a dissolved Colorado corporation located in Deming, New Mexico, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended September 30, 1994, which reported a net loss of $218,986 for the prior six months.

The Resort at Summerlin, LP (CIK No. 1058870), is a canceled Nevada limited partnership located in Las Vegas, Nevada, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended September 30, 1999, which reported a net loss of over $21 million for the prior three months. On November 21, 2000, the company filed a Chapter 11 petition in the U.S. Bankruptcy Court for the District of Nevada, and the case was terminated on January 4, 2006.

RimPac Resources Ltd. (CIK No. 1060080) is a permanently revoked Nevada corporation located in San Diego, California, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended June 30, 2004, which reported a net loss of over $3.29 million since the company's September 19, 2001, inception. As of September 21, 2009, the company's stock (symbol "RIMP") was traded on the over-the-counter markets.

Rio Ventures, Inc. (CIK No. 1140005), is a permanently revoked Nevada corporation located in Newport Beach, California, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended September 30, 2002, which reported a net loss of $15,474 since its March 10, 2000, inception.

As discussed in more detail above, these Respondents are delinquent in their periodic filings with the Commission, have repeatedly failed to meet their obligations to file timely periodic reports, and failed to heed delinquency letters sent to them by the Division of Corporation Finance requesting compliance with their periodic filing obligations or, through their failure to maintain a valid address on file with the Commission as required by Commission rules, did not receive such letters.

Exchange Act Section 13(a) and the rules promulgated thereunder require issuers of securities registered pursuant to Exchange Act Section 12 to file with the Commission current and accurate information in periodic reports, even if the registration is voluntary under Section 12(g). Specifically, Rule 13a-1 requires issuers to file annual reports, and Rule 13a-13 requires domestic issuers to file quarterly reports. Rule 13a-16 requires foreign private issuers to furnish quarterly and other reports to the Commission under cover of Form 6-K if they make or are required to make the information public under the laws of the jurisdiction of their domicile or in which they are incorporated or organized; if they file or are required to file information with a stock exchange on which their securities are traded and the information was made public by the exchange; or if they distribute or are required to distribute information to their security holders.

As a result of the foregoing, these Respondents failed to comply with Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 or 13a-16 thereunder.

IT IS ORDERED THAT, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registrations of each class of registered securities of Regeena Resources, Inc. (n/k/a Ameridian Ventures, Inc.), Regency Capital West, Inc., Repeater Technologies, Inc., Reserve Exploration Co., The Resort at Summerlin, LP, RimPac Resources, Ltd., and Rio Ventures, Inc., are hereby REVOKED.

IT IS FURTHER ORDERED THAT the proceeding is STAYED as to Respondent Roast "N" Roll Restaurants of the Past, Inc. The Stay is contingent on the parties complying with the deadlines set forth in 17 C.F.R. § 201.161(c)(2)(i). If either of the parties fail to meet those deadlines, or if the Commission rejects the Offer of Settlement, the undersigned shall be promptly notified and the stay shall lapse. See 17 C.F.R. § 201.161(c)(2)(ii). The hearing scheduled to commence October 21, 2009, is hereby POSTPONED.

_____
Robert G. Mahony
Administrative Law Judge